December 11, 2009

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

U. S. Securities and Exchange Commission

CF/AD5

100 F Street, N.E.

Washington, D.C. 20549

RE:	YRC Worldwide Inc.

File No. 000-12255

Form 10-K: For the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement on Schedule 14A

Form 10-Q: For the Quarter Ended September 30, 2009

Form 8-K: Furnished on November 10, 2009

Dear Mr. Shenk:

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 8, 2009 (“Comment Letter”) regarding the YRC Worldwide Inc. (the “Company”) Form 10-K for the fiscal year ended December 31, 2008, Definitive Proxy Statement on Schedule 14A, Form 10-Q for the quarter ended September 30, 2009, and Form 8-K furnished on November 10, 2009. For your convenience, we have included the text of the Staff’s comments from the Comment Letter in bold text and have numbered the Company’s responses to correspond with the Staff’s comments.

Form 10-K: For the fiscal year ended December 31, 2008

Item 6. Selected Financial Data, Page 17

1.	We note your response to our prior comment 2. The components of the calculation do not appear to be clearly disclosed on the Statement of Consolidated Operations or elsewhere in your filing, as the ratio is calculated at a segment level. For greater transparency to investors, please revise your filing to specifically disclose the amounts associated with the components in computing the operating ratio where first presented.

In future filings we will include the definition of operating ratio as included in our Form 10-Q for the nine months ended September 30, 2009, and will include the components of the calculation (i.e., operating revenue and total operating expenses) in Item 6. Selected Financial Data, the first time the ratio is presented, in order to allow investors greater transparency in calculating this percentage.

2.	In regard to your disclosure of “Operating ratio” in the Form 10-Q for the quarterly period ended September 30, 2009, it is not clear to us why you would designate “n/m” (not meaningful) for comparative prior year periods, particularly with respect to nine months ended 2008 for National Transportation and YRC Logistics. These amounts do not appear to be so far out of line with other amounts presented to be not meaningful. In any event, it appears to us that it would be useful to provide the comparative computed amount to aid investor analysis. Please revise your presentation accordingly, or advise.

In future filings we will not include a reference of “n/m” (not meaningful) unless the related percentage change is with respect to a negative amount becoming positive (or vice versa) or, if the computed percentage change is greater than 1000 percent.

Note 1. Principles of Consolidation and Summary of Accounting Policies

Revenue Recognition, page 47

3.	We note your response to our prior comment 5. However, it remains unclear to us exactly how you determine the percentage of service completed. Please explain to us in further detail how you determine the percentage of service completed, the standard transit times for all shipments and what portion is applicable to the current period.

The percentage of service completed for each shipment is based on how far along in the shipment cycle each shipment is in relation to standard transit days. Standard transit days are defined as our published service days between origin zip code and destination zip code. Based on historical cost and engineering studies, certain percentages of revenue are determined to be earned during each stage of the shipment cycle, such as initial pick up, long distance transportation, intermediate transfer and customer delivery. We analyze each shipment in transit at a particular period end to determine what stage the shipment is in. We apply that stage’s percentage of revenue earned factor to the rated revenue for that shipment to determine the revenue dollars earned by that shipment in the current period. The total revenue earned is accumulated for all shipments in transit at a particular period end and recorded as operating revenue.

We will include additional discussion in our future filings consistent with that presented above.

Note 2. Acquisitions, page 50

4.

We note your response to our prior comment 7. Given that you may have an obligation to buy the minority interest holder’s 35% ownership of Jiayu if Jiayu meets certain financial performance targets in 2008 and 2009 and further that you have an option to buy the remaining 35% if Jiayu does not meet the performance targets, please tell us what consideration was given to FASB ASC 810.10.25.13f if your analysis in regard to the consolidation of Jiayu.

As a part of our analysis with respect to the consolidation requirements relative to Jiayu, we considered the above cited accounting source. We noted that such guidance states, “If such a buyout is prudent, feasible, and substantially within the control of the majority owner, the majority owner’s contractual right to buy out the minority owner demonstrates that the participating right of the minority shareholder is not a substantive right.” We assessed whether our right was indeed ‘prudent, feasible and substantially within our control’ and concluded it was not. Our rationale for this conclusion included: 1) the fact that the obligation to purchase the remaining 35% interest was contingent upon the aggregate cash flows of Jiayu for fiscal years 2008 and 2009 so we were not eligible to exercise by definition until this could be determined; 2) in addition to aggregate cash flows, the obligation required minimum cash flows for each of 2008 and 2009; prior to the filing of our Form 10-K for the year ended December 31, 2008, we had an early view that Jiayu would not meet the cash flow minimum from 2008 thereby absolving us of the obligation; this assessment was confirmed prior to the filing of Form 10-Q for the three months ended March 31, 2009; 3) we were dependent upon the 35% shareholder, acting as the General Manager (“GM”), to conduct and operate the decentralized business in China (including relationships with drivers, customers and local taxing and governmental authorities) that we were new to and unfamiliar with such that it was not feasible to operate or manage the business without the GM remaining in substantive control of operating decisions; upon a call in 2010, note that the GM was neither required to stay with Jiayu nor required to leave the venture at that time; and 4) it was not within our control to remove the minority shareholder prior to the call date of March 31, 2010, as defined in the purchase agreement. There were no terms or conditions in the joint venture agreement that allowed us to buy out the minority interest prior to the date of the option/obligation and we did not view these provisions as viable alternatives to resolve disputes with the GM and assert control. Additionally, the employment agreement of the GM (the minority shareholder) cannot be terminated without the unanimous agreement of the board. Since the GM holds 2 votes of the 5 votes at the board level, we did not believe we had the ability to force a decision to remove the GM.

The above factors led to our conclusion that neither the buy out obligation nor the call option overcame the substantive nature of the participating rights of the minority shareholder.

Form 10-Q: For the Quarter Ended September 30, 2009

Note 3. Intangibles, page 8

5.

We note that you identified impairment indicators as being present. However, it is unclear to us if you performed impairment testing and the results of such. Please advise, and include the basis for your conclusion. In particular, explain to us the basis for your conclusion in regard to impairment of the “customer related” intangible in view of the decreasing trend in revenues experienced in the most recent four quarterly periods that have been significantly lower than comparative periods.

We determined impairment indicators, primarily volume reductions, to be present as of June 30, 2009 and at such time we performed impairment testing for long-lived asset groups held-and-used by the company, which included the customer related intangibles. (Note that in addition to performing impairment tests as of June 30, 2009, we performed these tests at March 31, 2009 and September 30, 2009 as well.) Based on our “step 1” of the impairment testing, we determined that the undiscounted cash flows of the long-lived asset groups were sufficient to recover the carrying value of the asset groups. Therefore, we determined that there was no need to measure an impairment loss under “step 2” of the held-and-used impairment test. We also contemporaneously reassessed the useful lives of our long-lived assets (including the customer related intangible assets) used for amortization purposes, as discussed further below.

In the second quarter, we considered updated forecast information and discounted cash flow models associated with the acquired intangible assets and determined that the lives assigned to certain customer related intangible assets were too long as a result of higher levels of customer attrition. These models, developed in past years by management with the assistance of third party valuation firms, utilize an income approach and contained various assumptions including a discount rate, rate of return on assets and customer attrition rate, among others. The discount rate used in the model ranged from 13%-18% depending on the underlying asset being evaluated. These rates considered the risk associated with the Company as well as the weighted average cost of capital which measures our cost of debt and cost of equity. The rate of return on assets ranged from 1.77% to 3.0% and were consistent with the rates previously used in published valuation reports received by the Company from third parties as a result of previous analyses. The customer attrition rates ranged from 6-10% and were also consistent with rates previously utilized by our third party advisors. The updated models were used to estimate the extent to which the economic benefits from the intangible assets had been reduced as a result of customer attrition. We limited the remaining useful lives to a period of time that we believe reflects the pattern in which the economic benefits of the intangible assets are consumed.

The basis for the conclusion relative to the life of the customer related intangible asset was evident by our revenue declines over the previous four quarterly periods, with the most significant reductions in revenues occurring in the second quarter of 2009. The significant reductions in revenue noted during the second quarter persisted at comparable levels during the third quarter of 2009 thereby reinforcing the appropriateness of our second quarter action to reduce the related intangible lives. For example, we noted consolidated revenue declines of 3% in the third quarter of 2008, 18% in the fourth quarter of 2008, 33% in the first quarter of 2009 and 45% in both the second and third quarters of 2009. This decreasing trend in revenues, particularly in our National Transportation segment which experienced a 48% decline in the second quarter of 2009, caused us to review our customer related intangibles to ensure that the asset lives were appropriately reduced to reflect a shorter benefit period for the underlying customer relationships as a result of higher rates of attrition.

While revenues were decreasing in each of the periods referenced, we considered the fact that we believed a recessionary period was beginning in the later part of 2008, which led in to our seasonally low period (fourth quarter of 2008 and first quarter of 2009). Our monthly revenue data continued to reflect a downward trend that we believed was relative to these factors and we expected such trends to abate as the economy recovered. In March 2009, we experienced a very severe decrease in customer shipping volumes that we attributed to the effect of our integration effective March 1, 2009 whereby we combined the operating networks of our two largest national less-then-truckload carriers. We believe that customers diverted freight volumes from our network immediately prior to this integration date due to concerns over short term inconsistencies in freight delivery (service). It became apparent, following consecutive declines in shipping volumes in April, May and June 2009, that customer diversion of freight from our networks was not a temporary condition from the March integration, but rather a permanent attrition difference in our customer relationships. This conclusion caused us to initiate the impairment review in the second quarter of 2009 and determine that the lives should in fact be shortened to better align with the expected benefit period of these customer relationships.

Form 8-K: Furnished on November 10, 2009

6.	We note the following statements “We currently fund the pension obligations for thousands of participants who never worked for YRCW,” on slide number 12. Please explain to us the nature of this obligation and why you fund this obligation.

In 1980, the U.S. Congress enacted two bills that created the “orphan” pension plan obligations for our company that are referred to on slide number 12 of the Form 8-K furnished to the Commission on November 10, 2009: (1) the Motor Carrier Act, which deregulated the trucking industry and created significant competition which caused many trucking companies to go out of business, and (2) the Multiemployer Pension Plan Amendments Act, which required surviving companies that contribute to multi-employer pension plans to fund the pension benefits of employees and retirees whose sponsoring companies have gone out of business and no longer contribute to the plans. As a result of these laws, when an employer that has contributed to a multi-employer pension plan goes bankrupt, that plan’s remaining contributing employers are responsible for funding the benefits earned by the employees and retirees of the bankrupt employer (in contrast to the Pension Benefit Guaranty Corporation, which is responsible for funding single-employer pension plan benefits when the sponsor of a single-employer pension plan goes bankrupt).

In our Annual Report on Form 10-K for the year ended December 31, 2008, we disclosed under the caption “Multi-Employer Plans” in Note 5 to the consolidated financial statements and under the caption “Multi-Employer Pension Plans” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies”, among other things, that our subsidiaries contribute to approximately 20 multi-employer pension plans for employees covered by our collective bargaining agreements. These agreements determine the amount of our contributions to multi-employer pension plans based on the funding status of the plans when we enter into the collective bargaining agreements. The disclosures also include a list of factors that affect the funding status of the plans, including the number of employees and retirees participating in the plans who no longer have a contributing employer (i.e., “orphans”). The disclosures also state that we may be required to contribute additional amounts to multi-employer pension plans if the plans fail to meet certain criteria set forth in the Pension Protection Act of 2006. The amounts expensed for contributions to multi-employer pension plans in each of 2006 through 2008 for “orphans” are set forth in Note 5 on an aggregate basis with our funding costs for our employees and retirees because we believe that the aggregate amount that we have been required to fund in respect of these multi-employer pension plans is the only amount that is material to an investor’s understanding of our financial results. If we were to withdraw from our multi-employer plans as a result of collective bargaining or bankruptcy, we would be liable for our proportionate share of underfunding of these plans, which includes the underfunding that resulted as a result of these orphans.

We will include additional discussion as appropriate in our future filings consistent with that presented above.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18

Determining Executive Compensation: Survey Group, page 22

7.	As you state in your response to our prior comment 14 that benchmarking is material to your compensation policies and decisions, please revise your executive compensation disclosure in future filings to identify the companies in the surveys used.

In our proxy statement for our 2010 annual meeting of shareholders, we will disclose that when conducting its annual review of compensation for our named executive officers for 2009, our compensation committee did not utilize benchmarking or the third party compensation reports referred to in proxy statements for prior annual meetings. Rather, the compensation committee and our board of directors determined to reduce the base salaries of each of our named executive officers based on the needs of the business to reduce operating costs and maximize liquidity in light of the dramatic economic downturn. During 2009, certain of our officers were either promoted or received base salary adjustments. When establishing new base salaries in connection with the promotions or base salary adjustments, our compensation committee’s consultant, Frederick W. Cook & Co. (“FW Cook”) provided guidance and advise to the compensation committee using data derived from the Towers Perrin Executive Compensation Database. This database includes more than 500 companies and presents the compensation levels and practices of companies across a broad cross-section of industries, including aerospace/defense and automotive and transportation, chemicals, computer hardware, software and services, consumer products (excluding food and beverage), electronics and scientific equipment, food and beverages, metals and mining, oil and gas, pharmaceuticals, retail and telecommunications. In response to the Staff’s comment, we will disclose the companies contained in the survey used by FW Cook in an annex to our proxy statement for our 2010 annual meeting of shareholders. We expect that in the future the compensation committee may request that FW Cook provide compensation guidance based on smaller groups of companies than those contained in the surveys previously used by the FW Cook, and we will disclose all of the companies in these groups of companies in compliance with the Staff’s guidance.

*    *    *    *    *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responds sufficiently to the Staff’s comments. Please contact Phil J. Gaines, the Company’s Senior Vice President-Finance and Chief Accounting Officer, at (913) 344-3772 with any questions concerning this letter. In addition, we request that you advise us when the Staff has completed its review of the subject filings.

Very truly yours,

/s/ Phil J. Gaines
Phil J. Gaines
Senior Vice President-Finance & Chief Accounting Officer